

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Betsy Higgins
Senior VP and CFO
OGLETHORPE POWER CORP
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re: OGLETHORPE POWER CORP**
> **Registration Statement on Form S-4**
> **Filed March 23, 2021**
> **File No. 333-254613**

Dear Ms. Higgins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Herbert Short